ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

September 28, 2009	Rajib Chanda 202-508-4671 202-383-7793 fax rajib.chanda@ropesgray.com

BY EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Ladies and Gentlemen:

On behalf of Managers Trust I (the “Trust”), we are filing today through EDGAR, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, a copy of the Trust’s preliminary proxy statement and preliminary form of proxy relating to its December 11, 2009 special meeting of stockholders of Managers Small Cap Fund (the “Fund”). The meeting is being called for the purposes described in the enclosed proxy statement. Copies of the proxy statement are expected to be mailed to the Fund’s shareholders beginning on or about October 22, 2009.

Please direct any questions concerning this filing to the undersigned at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda